China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

May 4, 2007

By EDGAR Transmission and by Hand Delivery

Ms. Anita Karu
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Marketing Media Holdings, Inc.
Amendment No. 1 to Form 10-SB filed January 3, 2007
File No. 0-51806

On behalf of China Marketing Media Holdings, Inc. (the "Company"), we hereby submit the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter, dated February 2, 2007, providing the Staff's comments with respect to the above referenced registration statement on Form 10-SB (the "Registration Statement").

For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to "we", "us" and "our" refer to the Company on a consolidated basis.

General

1.     We note your response to prior comment 1, which indicates that you "plan to file all reports that are required to be filed through the date hereof." We note that you are in receipt of a letter from this Division's Office of Enforcement Liaison advising you of your delinquency. Please ensure that you comply with your reporting obligations and file, at a minimum, the Form 10-K for the period ended December 31, 2006 and the Forms 10-Q for the interim periods that preceded your fiscal year end. Please also revise your Form 10 to advise readers of the potential liability for failure to file these reports.

Company Response: We have filed an annual report on Form 10-KSB for the fiscal year ended December 31, 2006 as well as certain of the other reports and documents required to be filed through March 31, 2007. We are currently working on the remaining delinquent reports in order to bring our reporting obligation under the Securities Exchange Act of 1934 up to date. We also have revised our disclosure of risk factors to advise readers of our potential liability for failure to file these reports.

Item 1. Description Of Business, page 1.

Our Background, page 1

2.     Please delete the parenthetical definitions in the first sentence as the terms are clear from context.

Company Response: We have deleted the parenthetical definitions as per Staff's comment.

Our Business, page 3

3.     Please elaborate upon your discussion here to explain your relationship with CMO. Is "CMO" a governmental entity? Under what laws has it been formed? Who controls it? We note your disclosure indicating that you entered into the Operation and Management Right Agreement and the Entrust Agreement instead of acquiring CMO outright as a result of restrictions under Chinese law that prohibit foreign investment in the industry in which you operate. If you do not own any interest in CMO, how do you exercise control over it, if at all? If your control over CMO is limited to that of the terms of the Entrust Agreement and the Operation and Management Right Agreement, disclose this and elaborate upon the terms of these Agreements so that it is clear exactly what your rights and limitations are under these Agreements. Provide appropriate risk factor disclosure, as applicable, as it relates to your ability to publish the publications and, therefore, generate revenues on the publications that CMO owns.

Company Response: We have revised our disclosure under the caption "Our Magazines and Publishing Rights" which now explains the legal status of CMO, which is a governmental entity formed under laws of China. We also disclosed and elaborated our control over CMO upon the terms of the entrust agreement and the operation and management right agreement. It now provides that:

"Our magazines are Chinese publications tailored to the sales and marketing industry. The magazines were originally published by Sale and Marketing Publishing House or CMO under the Light Industrial Ministry of the Henan Provincial Government. On October 22, 2003, the Henan Provincial Government, Shenzhen Niu Si Tai Asset Management Limited Corporation, and CMO incorporated Shenzhen Media under the laws of China. On October 23, 2003, Shenzhen Media entered into a ten year operation and management right agreement with CMO or Operation and Management Right Agreement, pursuant to which from November 1, 2003 to October 31, 2013, Shenzhen Media is obligated to market the magazines, sell the magazines and advertising space, provide strategic planning for the magazines, and train the professional staff of CMO. The agreement was amended on January 8, 2004. Under the terms of the agreement, as amended, Shenzhen Media agreed to pay a lump sum deposit of RMB 10,109,300 (approximately $1,220,930) and bear all of the operating costs relating to the publishing of the magazines in exchange for the right to all revenues generated from selling the magazines and their advertising space.

On November 20, 2004, Shenzhen Media and Shenzhen New Media entered into an entrust agreement or Entrust Agreement, under which Shenzhen Media transferred all of its rights under the Operation and Management Right Agreement to Shenzhen New Media. Shenzhen New Media agreed to pay Shenzhen Media $1.45 million in connection with this transfer of rights. Shenzhen New Media agreed to pay this amount over the 9 year term of the agreement, which is for the full remaining term of the assigned contract. Thereafter, on December 21, 2005, our indirect subsidiary, Shenzhen New Media acquired Shenzhen Media.

We had to enter into the Operation and Management Right Agreement and the Entrust Agreement instead of acquiring CMO outright as a result of restrictions under Chinese law that prohibit foreign persons from engaging in certain publishing activities in China. CMO is an affiliate of the Administration of Press and Publication of Henan Provincial Government and was established under the laws of China. Because of its ownership of the national publishing codes of China Marketing and China Business & Trade, CMO is the owner of these two magazines. Although our Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO, it is only through these two above agreements that we have obtained a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under these agreements, we are also entitled to collect advertising revenues from clients already existing at the time of the agreements, in addition to any new clients that we can solicit and retain. As a result, we derive the economic benefits and incur the economic burdens that we would otherwise have as the owner of CMO or the owner of CMO's assets while still complying with Chinese law.

The Entrust Agreement and the Operation and Management Right Agreement between Shenzhen New Media and Shenzhen Media and between Shenzhen Media and CMO, respectively, are both protected by the laws of China and these agreements cannot be amended or terminated without the written consent of all parties involved."

In addition, we now present the risk of failure to extend the operation and management right agreement with CMO in a separate sub-section that is captioned "We are currently completely dependent on an operation and management right agreement between us and CMO and our failure to extend this agreement may have a material negative effect on our results of operations, financial condition and cash flow."

Competition, page 10

4.     You indicate here that you believe that your magazines "currently have a higher annual circulation than these competitors" and that your magazines "have better brand recognition than [y]our local competitors." Please revise to provide additional bases for your belief.

Company Response: The comparisons between our magazines and the magazines of our competitors in terms of the annual circulation and brand recognition were based on our internal review of competition and not on an independent, third-party objective analysis. We have decided to delete the disclosure regarding these comparisons in our registration statement.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 13

5.     You disclose your revenues in terms of a period that covers 2 fiscal years. Please revise to provide this information so that it covers the period January 1, 2005 to December 31, 2005 and, separately, January 1, 2004 to December 31, 2004 so that it is clear how much you generated in revenues on an annual, as opposed to aggregate, basis.

Company Response: In response to the Staff's comment, the section of "Management's Discussion and Analysis" in the Amendment No. 2 to Form 10-SB included the following disclosure: We generate revenues through sales of our magazines and through sales of advertising space in our magazines. During the fiscal year ended December 31, 2005, we generated $1,633,092 in revenues from the sale of our magazines and $5,033,019 in revenues from the sale of advertising space in these magazines. During the fiscal year ended December 31, 2006, we generated $1,450,494 in revenues from the sale of our magazines and $6,932,593 in revenues from the sale of advertising space in these magazines.

Industry Wide Factors that are Relevant to our Business, page 13

6.     We note that you provide data from ZenithOptimedia's April 2006 Advertising Expenditure Forecasts. Please provide us with a copy of the source of this information.

Company Response: Our initial disclosure of estimated growth of the advertising industry in China from 2005 to 2008 was based on a press release issued by ZenithOptimedia on ZenithOptimedia's April 2006 Advertising Expenditure Forecasts, which is available at http://www.zenithoptimedia.com/gff/pdf/Adspend%20April%202006.pdf. For the convenience of the Staff, we also attached a copy of the press release to this response letter as Exhibit A. In addition, we have revised our disclose under the caption "Industry Wide Factors that are Relevant to Our Business," among other things, to more accurately indicate that the source of such information is from the above press release. It now provides, in pertinent part, that:

According to the press release issued by ZenithOptimedia on ZenithOptimedia's April 2006 Advertising Expenditure Forecasts, advertising spending in China is expected to increase by $6.44 billion from 2005 to 2008 with a growth rate of 66% over the three-year forecast period. In 2008, China would become the 5th largest advertisement market in the world while it was the 7th largest advertisement market in the world in 2005.

Results of Operations, page 14

Nine Month and Three Month Periods Ended September 30, 2005 and 2006, page 14

Revenue, page 14

7.     Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that the overall increase in your revenues is due to increase advertising revenues only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the volume increase. Additionally, please quantify the extent to which price versus volume changes contributed to the overall change in revenues.

Company Response: Per the Staff's comment, we have revised the disclosure under the caption of "Results of Operations" in the Amendment No. 2 to Form 10-SB to identify the underlying reasons for the changes in our operating results for the fiscal years ended December 31, 2006 and 2005. We will also identify the underlying reasons for the changes in our operating results in our quarterly reports for the quarters ended June 30, 2006 and ended September 30, 2006 that we will file as soon as practicable.

Fiscal Year Ended December 31, 2005 and 2004, page 17

Cost of Sales, page 18

8.     We note that you appear to record the cost of returned magazines within cost of sales. Please tell us whether you record the estimated cost of returned magazines at the date you delivered the magazines to your vendors or whether you record the actual cost at the date that your vendors return the magazines to you. Please also tell us the basis in U.S. GAAP for your methodology and include a discussion within the context of SFAS No. 48. In any event, please include a description of your methodology for allowances for sales returns in the critical accounting policies section of management's discussion and analysis or plan of operation and in the summary of significant accounting policies in the notes to consolidated financial statements, as applicable.

Company Response: We record the estimated cost of returned magazines at the date we deliver the magazines to our vendors. Our sales are based on three main distribution channels throughout China:

(1) postal subscription based distribution;
(2) direct order distribution; and
(3) agency based distribution.

Our first distribution channel, postal subscription based distribution, involves the distribution of our magazines by Chinese post offices. Unlike the United States, subscribers of our magazines and other magazines published in China, can request a subscription directly from the post offices in China who arrange delivery of the magazines to the address requested by the subscriber. There are no returns of magazines sold through postal subscription because the post office only mails the ordered magazine out upon payment received.

Direct order based distribution involves a direct request from a subscriber to us for a single issue or multiple issues of our magazines that do not involve an ongoing subscription. Upon receipt of order request and payment, we deliver the ordered issues to the address requested by the subscriber. Returns are not permitted for magazines sold through direct order.

Finally, agency based distribution involves the delivery by us of our magazines to distribution agents who then distribute the magazines to retail sales agents who sell the magazines from various locations throughout China. Usually we grant distribution agents a two-month period of return privilege and the average return rate for the fiscal year ended December 31, 2006 was about 17%.

In accordance with the provisions of SFAS 48, "Criteria for Recognizing Revenue When Right of Return Exists," if an enterprise sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

a. The seller's price to the buyer is substantially fixed or determinable at the date of sale.
b. The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product.
c. The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product.
d. The buyer acquiring the product for resale has economic substance apart from that provided by the seller.
e. The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer.
f. The amount of future returns can be reasonably estimated.

We recognize magazine sales revenue in accordance with the provisions of SFAS 48. First, our price to the distribution agents is fixed. Second, our distribution agents have to pay us fully upon order request and the payment is not contingent on resale of the magazines. Third, we are not responsible in the event of theft or physical destruction or damage of the products after they are delivered to the distribution agents. Fourth, our distribution agents are companies that have their own economic substance and resources to distribute our magazines within authorized territories and they do not depend exclusively upon us to maintain their operations. Fifth, we have no obligations to resell the magazines distributed to our distribution agents. Finally, the amount of future returns can be reasonably estimated.

We also have included a description of our methodology for allowances for sales returns in the critical accounting policies section of management's discussion and analysis or plan of operation and in the summary of significant accounting policies in the notes to our consolidated financial statements as of and for the years ended December 31, 2006 and 2005.

Liquidity and Capital Resources, page 18

9.     Please qualify your statement that begins "Our current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels for at least the next twelve months." We would expect that such a statement would be preceded by a statement that it is your belief or expectation.

Company Response: We have revised our disclosure under the caption of "Liquidity and Capital Resources" which now provides, in pertinent part, that:

We believe that our current cash on hand and continuing revenue from operations is sufficient to maintain operations at their current levels for at least the next twelve months.

Risk Factors, page 21

10.    Please review your risk factor captions to ensure they describe the risks, rather than state facts that give rise to the risks. For example, "Certain of our stockholders hold a significant percentage of our outstanding voting securities" does not explain the risk. Please revise as necessary.

Company Response: Per the Staff's comment, we have revised our risk factor captions to ensure they describe the risks, rather than state facts that give rise to the risks.

Item 7. Certain Relationships And Related Transactions, page 32

11.    Please indicate whether the terms of your related party transactions are comparable to terms with unaffiliated third parties.

Company Response: We believe that the terms of our related party transactions are comparable to terms that would have been achieved in an arms-length negotiation and thus comparable to terms with unaffiliated third parties.

Item 8. Description of Securities, page 32 Reports to Stockholders, page 33

12.   You mention here that that you may, "in your sole discretion, issue unaudited quarterly interim or other interim reports to [y]our stockholders when [you] deem appropriate." Considering you are required to comply with reporting obligations that would mandate these types of disclosures, this statement is unclear. Please revise.

Company Response: We have deleted the disclosure under Item 8 "Description of Securities – Reports to Stockholders."

Consolidated Financial Statements for the Nine Months Ended September 30, 2006, page F-1 General

13.   We note that all 2005 periods have been labeled as "restated" and your related disclosure in note 2 in this regard. Please revise both your unaudited consolidated financial statements and the consolidated financial statements as of and for the years ended December 31, 2005 and 2004 to disclose in the notes to those financial statements the effect of the correction of the related errors on each financial statement line item and any per-share amounts affected. Refer to paragraph 26 of SFAS 154.

Company Response: Per the Staff's comment, we have made conforming changes to our audited consolidated financial statements as of and for the years ended December 31, 2006 and 2005. We will also make similar changes to our unaudited consolidated financial statements for the periods ended September 30, 2006 and ended June 30, 2006 when we file the quarterly reports for these periods. We will file such reports as soon as practicable.

Consolidated Statements of Cash Flows (Unaudited), page F-3

14.    We note your presentation of changes in the note receivable as a cash flow from operating activities. Please revise to reclassify cash flows related to this note receivable as a cash flow from investing activities or tell us why you believe your presentation is correct. Refer to paragraph 16(a) of SFAS No. 95. Please also apply this comment to your consolidated statements of cash flows for the years ended December 31, 2005 and December 31, 2004.

Company Response: Per the Staff's comment, we have classified the note receivable as a cash flow from investing activities in our consolidated statements of cash flows for the years ended December 31, 2006 and December 31, 2005. We will make similar changes to our unaudited consolidated financial statements for the periods ended September 30, 2006 and ended June 30, 2006 when we file the quarterly reports for those periods. We will file such reports as soon as practicable.

Note 6. Related Party Transactions with an Affiliate, page F-10

15.    We note your disclosure related to the net amount due to CMO. Please tell us your basis in U.S. GAAP for netting amounts due to and from CMO since each of these amounts appear to represent a separate transaction with unique terms. Please also include a detailed description and relevant accounting treatment for the contract receivable, loan receivable and the long-term debt with CMO. Since the contract receivable appears to be a payment for rights to publish magazines, please tell us the amounts, if any, you allocated to the fair value of the license, customer lists, copyrighted material, trademarks or any other applicable intangible asset category. In addition, please tell us the payment terms of the long term debt, including related interest expense and timing of repayment. Please be detailed in your response.

Company Response: Since the Company and CMO have a verbal agreement to handle transactions between each other under the same terms with a right of offset, the Company presents the transaction amounts due to and from CMO in financial statements as a netted balance amount.

CMO is an affiliate owned by the PRC government. Our Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO. Through signing the Operation and Management Right Agreement with CMO, we have obtained a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO.

Transactions with CMO are listed as follows:

	December 31, 2006	December 31, 2005

Contract receivable	$790,851	$728,079
Less: Payable, zero interest rate	2,364,673	2,370,421
Net balance amount due to CMO,
balance due on August 18, 2008, zero interest	$-1,573,822	$-1,642,342

On October 23, 2003, Shenzhen Media Investment Co., Ltd. or Shenzhen Media entered into a 10 year Opeartion and Management Right Agreement with CMO. The agreement calls for the payment of $1,220,930 to CMO in exchange for a right to oversee the operation and strategic planning of advertising, publishing, and staff training for the magazines that are published by CMO. Under this agreement, Shenzhen Media is entitled to collect advertising revenues from clients already existing at the time of the contract, in addition to any new clients that Shenzhen Media can solicit and retain. Also, Shenzhen Media shall bear all the operating costs and receive all the revenues from the contracted businesses.

CMO's revenue and expenses have been included in the consolidation financial statements for the years ended December 31, 2006 and 2005 and are presented in the following table.

	For the year ended	For the year ended
	December 31, 2006	December 31, 2005
Revenue	$2,779,100	$2,951,975
Cost of sales	1,668,678	1,947,090
Gross profit	1,110,422	1,004,885
Expenses	1,101,418	465,398
Income before tax	9,004	539,487
Income tax	-	186,342
Net income	$9,004	$353,145

Contract receivable as of December 31, 2006 and 2005 was $ 790,851 and $728,079, respectively.

Intangible Assets:

The operation and management right payment of $1,220,930 to CMO is amortized through a 120 –month period, the amortization amount for each month is $10,174.42.

16.   Please explain to us why you have not recorded any minority interest in your statements of operations or balance sheets for CMO's 38.19% ownership interest in Shenzhen Media.

Company Response: We have not recorded CMO's 38.19% ownership interest in Shenzhen Media because CMO transferred its ownership in Shenzhen Media to Shenzhen New Media Advertising Co., Ltd. or Shenzhen New Media on December 21, 2005.

Shenzhen Media was formed on October 22, 2003 as a limited liability company in China and was 61.81% owned by three of the Company's directors and 38.19% owned by CMO, which is directed and controlled by Mr. Yingsheng Li, the Company's CEO and director.

On March 7, 2006, the Company entered into a stock purchase agreement with Shenzhen Media. Pursuant to the agreement, the Company purchased the 38.19% of Shenzhen Media shares from CMO for a total purchase price of RMB 27,290,000. The Company completed the acquisition of Shenzhen Media on December 21, 2005 and Shenzhen Media has been a wholly owned subsidiary of Shenzhen New Media since then. The acquisition was accounted for as a transfer of entities under common control. Accordingly, the operations of Shenzhen Media for the years ended December 31, 2005 and 2006 are included in the consolidated statements as if the transaction had occurred at the beginning of the first period presented, each account stated at its historical cost. In this regard, the prior year's financial statements and financial statements has been restated to combine the previously separate entities to furnish comparative information.

Consolidated Financial Statements, page F-16

Consolidated Statements of Changes in Stockholders' Equity, page F-21

17.    We note your presentation of an increase in subsidiary registered capital during the year ended December 31, 2005. Please include a description of this transaction in your notes to the consolidated financial statements.

Company Response: Per the Staff's comment, we have included a description of registered capital of our subsidiary Shenzhen New Media Advertising Co., Ltd. in Note 1 to the consolidated financial statements as of and for the years ended December 31, 2006 and 2005, which provides now, in pertinent part, that: "In November 2005, Shenzhen New Media formed a new wholly owned subsidiary in PRC known as Shenzhen New Media Advertising Co., Ltd. ("NMA"). The registered capital of NMA is one million RMB, i.e., $122,100 (exchange rate as 1USD: 8.19 RMB)."

Notes to Consolidated Financial Statements, page F-23

Note 10. Income Taxes Expense, page F-31

18.   Please revise to include the disclosures required by paragraphs 43-48 of SFAS No. 109 or tell us why you believe such disclosures are not necessary.

Company Response: We use the same method for amortization and depreciation both for accounting and tax purposes, and there are no temporary differences between accounting rules and tax code; therefore, it is not necessary to make such disclosure.

Income tax expenses (benefit) consists of the following:

	Year Ended December 31,
	2006	2005

Current:	0	415,470
Deferred:	0	0
Total	$ 0	$415,470

We have implemented SFAS No.109 "Accounting for Income Taxes", which provides for a liability approach to accounting for income taxes. Deferred income taxes result from the effect of transactions that are recognized in different periods for financial and tax reporting purposes. We have recorded no deferred tax assets or liabilities as of September 30, 2006 and 2005, since nearly all differences in tax bases and financial statement carrying values are permanent differences.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (86) 10-59251090 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Marketing Media Holdings, Inc.

By: /s/Yingsheng Li
Yingsheng Li
Chief Executive Officer

Exhibit A

PRESS RELEASE
Embargoed until 0900 GMT, Monday 10 April 2006

World Cup to boost adspend growth in 2006 Internet to sustain momentum to 2008

   Global ad growth to increase from 4.9% in 2005 to 6.0% in 2006, assisted by the stimulus of the World Cup

  Advertising now growing faster than GDP

  Most of the largest contributors to advertising growth are emerging markets

  Internet advertising to overtake outdoor in 2007

Ad expenditure grew 4.9% in 2005, which is the average rate at which expenditure has grown for the last decade. The football World Cup will arouse intense interest and produce plenty of promotional opportunities, and we expect it to help ad expenditure to grow over a percentage point faster – by 6.0% – in 2006. We think growth will slow slightly, but remain above trend, to 5.6% in 2007 and 5.3% in 2008.

Advertising expenditure
Major media (newspapers, magazines, television, radio, cinema, outdoor, internet)
US$ million, current prices. Currency conversion at 2004 average rates.

	2004	2005	2006	2007	2008
North America	168,250	173,271	182,209	189,878	197,369

Europe	104,567	108,448	113,010	117,726	122,657

Asia/Pacific	78,802	83,162	88,819	95,420	101,816

Latin America	15,546	18,021	19,754	21,090	22,244

Africa/M. East/ROW	18,160	21,206	24,581	28,043	32,190

World	385,324	404,108	429,373	452,157	476,276
Source: ZenithOptimedia

Year-on-year change (%)
Major media (newspapers, magazines, television, radio, cinema, outdoor, internet)
	2004 v 03	2005 v 04	2006 v 05	2007 v 06	2008 v 07
North America	6.1	3.0	5.2	4.2	3.9
of which USA	6.0	2.9	5.2	4.2	4.0

Europe	6.4	3.7	4.2	4.2	4.2

Asia/Pacific	6.5	5.5	6.8	7.4	6.7

Latin America	13.4	15.9	9.6	6.8	5.5

Africa/M. East/ROW	27.7	16.8	15.9	14.1	14.8

World	7.4	4.9	6.0	5.6	5.3
Source: ZenithOptimedia

23 Howland Street London W1T 4AY Telephone +44 (0) 20 7961 1000 Fax +44 (0) 20 7961 1113
www.zenithoptimedia.com

ZenithOptimedia Group Limited • Registered in England no. 4244479
Registered office: Bridge House 63-65 North Wharf Road London W2 1LA • Vat no. GB 503580667

We forecast that world ad expenditure will grow faster than world GDP in every year to 2008. Advertising accounted for 0.96% of world GDP in 2005, and we expect this to rise to 0.99% by 2008. This would be its first period of consistent out-performance since the late 1990s and suggests that the advertising cycle has at last emerged from the trough it entered in 2001. Advertising will remain well below the peak of 1.08% of GDP it reached in 2000, though, suggesting there is plenty of room for further growth.

We forecast that between 2005 and 2008 six of the ten largest contributors to advertising growth, and eleven of the twenty largest, will be emerging markets. Brazil, China, Indonesia, Mexico, Poland and Russia are all top-ten contributors of new ad dollars. We expect their ad markets to grow by US$19.2 billion between 2005 and 2008 – providing 27% of total world growth – while their share of world expenditure increases from 7.9% to 10.8%.

Top ten contributors to advertising expenditure growth 2005-2008
US$ million, current prices
	Contribution US$m	% of market 2005	% of market 2008
USA	23,318	41.9	40.5
China	6,441	2.4	3.5
Russia	5,968	1.3	2.3
Japan	4,444	10.3	9.7
UK	3,118	5.4	5.2
Indonesia	2,512	0.8	1.2
Brazil	1,661	1.6	1.7
Spain	1,443	2.1	2.1
Mexico	1,382	0.9	1.0
Poland	1,239	0.9	1.0

China was the seventh-largest ad market in 2005 and we predict it to be fifth-largest in 2008. We expect it to grow by 66% over the three-year forecast period, overtaking Italy in 2006 and France in 2008. We think Russia will also be a top-ten market by the end of our forecast period, leaping from 14th place in 2005 to 8th in 2008 as it more than doubles in size.

Internet

We have revised our internet forecasts upwards once again as it has continued to exceed expectations. We now predict it will attract 6.5% of all advertising in 2008, up from 4.5% in 2005 (and up from the 6.0% we predicted for 2008 back in December). The internet is now firmly established as a mainstream advertising medium in developed markets, and in many developing markets too. We predict it will overtake outdoor in volume in 2007, even though outdoor is gaining share itself, and that by 2008 it will be catching up with radio too (which will have a 7.9% share, down from 8.5% in 2005).

Advertising Expenditure Forecasts is published quarterly priced £385. It may be ordered in hard or soft copy from www.zenithoptimedia.com

For further information, please contact:

Jonathan Barnard
Head of Publications
Tel:             +44 20 7961 1192
Fax:             +44 20 7291 1199
E-mail:         jonathan.barnard@zenithoptimedia.com

Anne Austin
Senior Publications Executive
Tel:             +44 20 7961 1194
Fax:             +44 20 7291 1199
E-mail:         anne.austin@zenithoptimedia.com

Nicky Hutcheon
Senior Publications Executive
Tel:             +44 20 7961 1195
Fax:             +44 20 7291 1199
E-mail:         nicky.hutcheon@zenithoptimedia.com

ZenithOptimedia is one of the world's leading global media services agencies with 170 offices in 65 countries.

Key clients include Alcatel, Beam Global Spirits & Wine, British Airways, Darden Restaurants, Electrolux, General Mills, Giorgio Armani Parfums, Hewlett-Packard, Iberia, Kingfisher, Mars, MBNA Europe, Nestlé, L'Oréal, Puma, Polo Ralph Lauren, Qantas, Richemont Group, Sanofi-Aventis, Siemens, Thomson Multimedia, Toyota/Lexus, Verizon, Whirlpool, Wyeth and Zurich.

ZenithOptimedia is committed to delivering to clients the best possible return on their advertising investment.

This approach is supported by a unique system for strategy development and implementation, The ROI Blueprint. At each stage, proprietary ZOOM (ZenithOptimedia Optimisation of Media) tools have been designed to add value and insight.

The ZenithOptimedia Village enables the widest range of communications opportunities and skills to be brought together to ensure the most powerful connections are made with consumers.

For further information on ZenithOptimedia, please contact:

Steve King
Chief Executive Officer
Tel:             +44 20 7961 1046
Fax:             +44 20 7961 1042
E-mail:         steve.king@zenithoptimedia.com

John Taylor
Director of Client Service - Worldwide
Tel:             +44 20 7961 1133
Fax:             +44 20 7961 1113
E-mail:         john.taylor@zenithoptimedia.com

Tim Jones
Chief Executive Officer – USA
Tel:             +1 212 859 5100
Fax:             +1 212 727 9495
E-mail:         tim.jones@zenithoptimedia-na.com

Philip Talbot
Chief Executive Officer – Asia Pacific
Tel:             +852 2236 9080
Fax:             +852 2250 9388
E-mail:         philip.talbot@zenithoptimediagroup.com.hk

All our publications are now available online at www.zenithoptimedia.com